(Dollar Thrifty Automotive Group, Inc. letterhead)

Via Edgar and Facsimile

February 10, 2011

Ms. Beverly A. Singleton
Staff Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:         Dollar Thrifty Automotive Group, Inc.
Item 4.01 Form 8-K
Filed February 4, 2011
File No. 1-13647

Dear Ms. Singleton:

This letter sets forth the response to the comments contained in the Staff’s letter dated February 7, 2011, regarding the above filing.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
We note the disclosure that the Audit Committee of the Board of Directors has engaged Ernst & Young LLP as your new independent registered public accounting firm, and will not renew the engagement of Deloitte & Touche LLP (“Deloitte”) for any period subsequent to December 31, 2010.  As such, please expand the first paragraph to further indicate whether the Audit Committee has ‘dismissed’ Deloitte as the Company’s independent registered public accounting firm to be effective upon the completion of their audit of the fiscal year December 31, 2010 financial statements.  Please file an amendment to the Item 4.01 Form 8-K in its entirety to reflect this revision.  In addition, please file an updated Exhibit 16.1 letter from Deloitte indicating whether or not they agree with your revised disclosures.

Response to Comment 1:  The Company will file a Form 8-K/A as requested to include revisions to paragraph (a) and provide a revised letter from Deloitte & Touche LLP (“Deloitte”) in Exhibit 16.1 indicating whether or not they agree with the Company’s revised disclosures.   Paragraph (a) will be revised in its entirety to read as follows:

a)
Consistent with its charter responsibility to consider rotation of the independent auditors for Dollar Thrifty Automotive Group, Inc. (the “Company”), the Audit Committee of the Company’s Board of Directors conducted a “request for proposal” process in which it evaluated the credentials of various candidates to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2011.  Following completion of that process, the Audit Committee determined to retain Ernst & Young LLP (“E&Y”) in such capacity for the quarterly reviews and annual audit of the 2011 financial statements.  Deloitte & Touche LLP (“Deloitte”) remains in place as the Company’s independent registered public accounting firm as of and for the year ended December 31, 2010, and will be dismissed by the Audit Committee effective upon the completion of such audit.  The Company notified Deloitte of the Audit Committee’s determination on January 31, 2011.

Paragraph (b) and (c) of the Form 8-K will remain unchanged from the original filing.

2.
Also, upon the filing of your December 31, 2010 Annual Report on Form 10-K, please file an additional amendment to the Item 4.01 Form 8-K, in its entirety, disclosing that your auditor-client relationship with Deloitte has effectively ceased.  The amendment should indicate the type of opinion rendered for each of the years ended December 31, 2009 and December 31, 2010, and whether there were any disagreements and reportable events during the years ended December 31, 2009 and December 31, 2010 and the subsequent period through the effective cessation date (i.e., dismissal date) of the client-auditor relationship with Deloitte.

Response to Comment 2:  Upon filing of the Annual Report on Form 10-K for the year ended December 31, 2010, the Company will file a Form 8-K/A as requested to revise paragraph (b) to include disclosure relating to the annual audit for the year ended December 31, 2010, and the period subsequent to that date through the effective cessation date (i.e. dismissal date) of the client-auditor relationship with Deloitte.

3.
The amendment should be filed within four days after filing your December 31, 2010 Annual Report on Form 10-K, and should include an updated Exhibit 16.1 letter from Deloitte indicating whether or not they agree with your revised disclosures.

Response to Comment 3:  Upon filing of the Annual Report on Form 10-K for the year ended December 31, 2010, the Company will file a Form 8-K/A within four business days, as requested, to revise paragraph (b) and will also include a revised letter from Deloitte indicating whether or not they agree with the Company’s revised disclosures.

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As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have questions with regard to this letter, please contact me via telephone at (918) 669-3277 or contact Ms. Kimberly Paul, Chief Accounting Officer, via telephone at (918) 669-2740.  We can also be contacted via fax at (918) 669-2970.  Your review of our response at your earliest convenience is appreciated.

Sincerely,

/s/ H. Clifford Buster III
H. Clifford Buster III
Senior Executive Vice President
  and Chief Financial Officer